Exhibit (a)(1)(ix)

This announcement is not an offer to purchase or a solicitation of an offer to sell Units (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated November 5, 2009 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Units other than Parent (as defined below) and its subsidiaries.. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Units in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. OSG Bulk (as defined below) may, however, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Units in such jurisdiction. OSG Bulk is not aware of any jurisdiction in which the making of the Offer or the acceptance of Units in connection therewith would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of OSG Bulk by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

all outstanding common units

in

OSG America L.P.

for

$10.25 per unit in CASH

Pursuant to the Offer to Purchase Dated November 5, 2009

by

OSG Bulk Ships, Inc.

OSG Bulk Ships, Inc. (“OSG Bulk”), a New York corporation and a wholly owned subsidiary of Overseas Shipholding Group, Inc. (NYSE: OSG), a Delaware corporation (“Parent”), is offering to purchase any and all common units (“Units” and each holder of Units a “Unitholder”) of OSG America L.P. (NYSE: OSP), a Delaware limited partnership (the “Partnership”), validly tendered in response to its offer, without interest, upon the terms and subject to the conditions set forth therein and in the related Letter of Transmittal (the “Letter of Transmittal”, which together with any amendments or supplements to the Offer to Purchase (the “Offer to Purchase”) or thereto, collectively constitute the “Offer”). The Offer is conditioned on, among other things, more than 4,003,166 Units being tendered in the Offer. OSG currently beneficially owns 8,000,435 (53.3%) of the outstanding Units, all of the 15,000,000 outstanding subordinated units and a 2% general partner interest, representing an aggregate economic interest of approximately 77.1%. Unless otherwise specified, references in this Notice of Offer to Purchase to “OSG” are to OSG Bulk and Parent, as applicable.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M.,

NEW YORK CITY TIME, ON DECEMBER 4, 2009, UNLESS THE DEADLINE

IS EXTENDED.

The purpose of the Offer is to acquire for cash as many outstanding Units as possible as a first step in acquiring all of the equity interests in the Partnership. If the Offer is successfully consummated, OSG will hold more than 80% of the outstanding Units and OSG plans to thereafter exercise its right pursuant to Section 15.01 of the amended and restated limited partnership agreement of the Partnership (the “Partnership Agreement”) to purchase all of the Units that continue to remain outstanding after consummation of the Offer (the “Repurchase Right”).  Thus, successful consummation of the Offer will result in the Partnership “going private”.

A special committee (the “Conflicts Committee”) of three independent directors of the OSG America LLC, the general partner of the Partnership (the “General Partner”), has determined, on behalf of the General Partner, that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates) and recommends that Unitholders tender their Units to OSG pursuant to the Offer.

Tendering Unitholders will not be obligated to pay partnership transfer fees, broker or dealer fees or commissions or, subject to Instruction 8 of the Letter of Transmittal, transfer taxes on the purchase of Units by OSG Bulk pursuant to the Offer. OSG will pay all charges and expenses of BofA Merrill Lynch and Evercore Partners as financial advisors to OSG in connection with the tender offer, BNY Mellon Shareowner Services, as Depositary (the “Depositary”), and Innisfree M&A Incorporated, Inc., as Information Agent (the “Information Agent”).

The Offer contains a non-waivable condition that more than 4,003,166 Units be tendered, which would require a majority of the Units held by unaffiliated Unitholders be tendered in the Offer. Other conditions to the Offer are described in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, OSG Bulk will purchase, by accepting for payment, and will pay for, any and all Units validly tendered as promptly as practicable, which OSG Bulk expects will be within three business days after expiration of the Offer. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) a properly completed and duly executed Letter of Transmittal accompanied by the certificates evidencing such Units or (ii) confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Units into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) accompanied by an Agent’s Message and (iii) any other documents required by the Letter of Transmittal. The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation. The procedures for tendering units are described in the Offer to Purchase.

UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

Upon the terms and subject to the conditions of the Offer, OSG Bulk will accept (and thereby purchase) any and all Units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in Offer to Purchase.

For purposes of the Offer, the term “expiration date” shall mean 11:59 p.m., New York City time, on December 4, 2009, unless OSG Bulk in its reasonable discretion shall have extended the period of time for which the Offer is open.

Subject to the applicable rules and regulations of the Securities and Exchange Commission, OSG Bulk expressly reserves the right, in its reasonable discretion, at any time and from time to time, (1) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Unit, (2) to terminate the Offer and not accept any Units not theretofore accepted for payment or paid for if any of the conditions to the Offer are not satisfied and (3) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered, increasing or decreasing the Units being sought, or both). OSG Bulk will not assert any of the conditions to the Offer subsequent to the expiration date of the Offer. Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform them of such change.

OSG may elect, in its sole discretion, to provide a subsequent offering period of three to twenty business days (a “Subsequent Offering Period”). A Subsequent Offering Period, if provided, will not be an extension of the Offer. A Subsequent Offering Period will be an additional period of time, following the expiration of the Offer, in which Unitholders may tender Units not tendered during the Offer. If OSG elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (but not beyond a total of twenty business days) by giving oral or written notice of such extension to the Depositary.

For purposes of the Offer, OSG Bulk will be deemed to have accepted for payment pursuant to the Offer, and thereby purchased, validly tendered Units, if, as and when OSG Bulk gives verbal or written notice to the Depositary of its acceptance of those Units for payment pursuant to the Offer. Payment for Units accepted for payment pursuant to the Offer will be made through the Depositary, which will act as agent for tendering Unitholders for the purpose of receiving cash payments from OSG Bulk and transmitting cash payments to tendering Unitholders.

Unitholders may withdraw tendered Units at any time prior to the expiration date of the Offer, including any extensions thereof. If Unitholders properly withdraw all of the Units previously tendered in the Offer, the corresponding Letter of Transmittal will be deemed revoked and of no force or effect.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase prior to the expiration of the Offer. Any such notice of withdrawal must specify the name of the person who tendered, the number of Units to be withdrawn and the name of the registered holder of such Units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

OSG will account for the purchase of Units as an equity transaction. The carrying amount of its noncontrolling interest will be reduced to zero and any difference between the amount paid by OSG and the value of the noncontrolling interest at the time of exercise of the Repurchase Right will be recognized as equity attributable to OSG

The sale of a Unit pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, and also may be a taxable transaction under applicable state, local, and non-U.S. tax laws. All Unitholders are urged to consult their tax advisors with respect to the specific tax consequences to them of the Offer, including U.S. federal, state, local and non-U.S. tax consequence.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Partnership has provided OSG Bulk with a list of partners in the Partnership and related records for the purpose of disseminating the Offer to Unitholders. At OSG’s expense, the Offer to Purchase, and the related Letter of Transmittal and other relevant materials will be mailed to Unitholders of record and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Units.

The Offer to Purchase and the related Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance or for additional copies of the Offer to Purchase and the Letter of Transmittal should be directed to the Information Agent at its address and telephone number listed below.  Upon request by a Unitholder, the Information Agent will promptly mail or otherwise transmit the Offer to Purchase and Letter of Transmittal to such Unitholder at OSG’s expense.  Unitholders may also contact their broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Unitholders Call Toll-Free: (888) 750-5834
Banks & Brokers Call Collect: (212) 750-5833

November 6, 2009